

December 19, 2023

Mingyu (Michael) Li
Chief Executive Officer
Horizon Space Acquisition I Corp.
1412 Broadway, 21st Floor, Suite 21V
New York, NY 10018

      Re: Horizon Space Acquisition I Corp.
         Form 10-K for the year ended December 31, 2022
         File No. 001-41578

Dear Mingyu (Michael) Li:

We have reviewed your filing and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the year ended December 31, 2022

General

1.   Reference is made to disclosures within your definitive proxy statement filed on September 8, 2023, where you acknowledge foreign ties and discuss the impact on your ability to complete your initial business combination. Please revise future periodic filings to include the same disclosure.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Howard Efron at 202-551-3439 or Jennifer Monick at 202-551-3295 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Arila Zhou, Esq.